Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

April 20, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                  Incapital Unit Trust, Series 2
File No. 333-179567

Dear Mr. Di Stefano:

This letter is in response to your comment letter dated March 16, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 2 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2012.  The registration statement offers Zacks Select US Equities Blend Portfolio, 2Q 2012 (the “Portfolio”).  For your convenience, we have structured our response to address each of your comments in the order set forth in your letter.

Principal Investment Strategy - Comment 1

Please indicate that the Trust will invest 80% of the Portfolio’s total assets, or net assets plus borrowings, in US equity securities. Please disclose how the Trust will determine whether a security is a US security.  See Rule 35d-1 under the Investment Company Act of 1940.

Response to Comment 1

The prospectus has been revised in accordance with this comment by revising the disclosure to read as follows: “Under normal circumstances, the Trust will invest at least 80% of the value of its total assets, or net assets plus borrowings, in U.S. equity securities. The Trust considers U.S. equity securities to be securities that are issued by companies that are domiciled in the United States.”

Principal Investment Strategy - Comment 2

Vincent J. Di Stefano
April 20, 2012

Please identify the types of equity securities in which the Portfolio will be invested, e.g., common, preferred. What is the Portfolio’s likely market capitalization range? Please clarify whether the Portfolio will contain some smaller market capitalization securities.

Response to Comment 2

The prospectus has been revised in accordance with this comment by adding portfolio composition disclosure, which states that the Portfolio will contain [large-, mid- and small-capitalization] common stocks.  The likely market capitalization range for the Portfolio will be approximately $300 million to $1 trillion.

Principal Risks - Comment 3

Please include in this section appropriate risk disclosure for each type of security referenced above, including, if applicable, small- and mid-cap stocks.  Also disclose strategy, illiquidity and dilution risks.  Will the Portfolio be concentrated in an industry or group of industries?  If so, please disclose this, along with the risks of concentration.

Response to Comment 3

The prospectus has been revised in accordance with this comment by adding a small- and mid-cap risk disclosure as the Portfolio is comprised of large-, mid- and small-cap stocks.  In addition, strategy, liquidity and dilution risks have been added.  Furthermore, to the extent that the Portfolio concentrates any sector or industry, the disclosure in the prospectus will be revised accordingly.

 Example - Comment 4

Please clarify whether the Example assumes the rollover of Trust units into subsequent Trusts.  What fees or costs are assessed against the unitholder in the event of a rollover?  If the Example assumes rollovers, explain how any accompanying transactional sales charges are treated in the Example.  How long will the term of the Trust be?

Response to Comment 4

The term of the Trust will be 15 months and the Example assumes the rollover of Trust units into subsequent Trusts.  The language in the prospectus has been revised in response to this comment.

Purchase and Sale of Trust Units - Comment 5

Vincent J. Di Stefano
April 20, 2012

Disclosure in this section indicates that the price received from the Trustee by the unitholder is generally based on the redemption price of the underlying securities.  What is the meaning of “generally” in this context?

Response to Comment 5

The prospectus has been revised to delete the term “generally.”

How to Buy Units: Offering Price - Comment 6

Please clarify whether “unit price,” “purchase price” and “offering price” are the same.

Response to Comment 6

On pages 15-16 of the prospectus, in the “Buying Units” section, the following disclosure clarifies the use of these terms: “Incapital often refers to the purchase price of units as the ‘offer price’ or the ‘public offering price.’”

Trust Administration: Changing Your Portfolio - Comment 7

Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

Response to Comment 7

Section 3.07 of the Trust Agreement provides that:

If necessary, in order to maintain the sound investment character of a Trust, the Depositor may direct the Trustee to sell, liquidate or otherwise dispose of Securities in such Trust at such price and time and in such manner as shall be determined by the Depositor, provided that the Supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such Securities:

(i)that there has been a default in the payment of dividends, after declared and when due and payable;

(ii)that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, or that there exists any legal question or impediment affecting such Securities or the payment of dividends from the same;

Vincent J. Di Stefano
April 20, 2012

(iii)that there has occurred any breach of covenant or warranty in any document relating to the issuer of the Securities which would adversely affect either immediately or contingently the payment of dividends on the Securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such Securities;

(iv)that there has been a default in the payment of dividends, principal of or income or premium, if any, on any other outstanding obligations of the issuer of such Securities;

(v)that the price of the Security has declined to such an extent or other such credit factors exist so that in the opinion of the Supervisor, as evidenced in writing to the Trustee, the retention of such Securities would be detrimental to the Trust and to the interest of the Unitholders;

(vi)that all of the Securities in the Trust will be sold pursuant to termination of the Trust pursuant to Section 9.02 hereof;

(vii)that such sale is required due to Units tendered for redemption;

(viii)that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Supervisor the sale or tender of the Security is in the best interest of the Unitholders;

(ix)with respect to an Index Trust, that the Security has been removed from the Trust’s Target Index;

(x)with respect to an Index Trust, that the Security is over-represented in the Trust’s portfolio in comparison to such Security’s weighting in the Trust’s Target Index;

(xi)if the Trust is a Grantor Trust, that the sale of such Securities is required in order to prevent the Trust from being deemed an association taxable as a corporation for federal income tax purposes;

(xii)if the Trust is a RIC, that such sale is necessary or advisable (i) to maintain the qualification of the Trust as a regulated investment company or (ii) to provide funds to make any distribution for a taxable

Vincent J. Di Stefano
April 20, 2012

                                          year in order to avoid imposition of any income or excise taxes on the Trust or on undistributed income in the Trust;

(xiii) that as result of the ownership of the Security, the Trust or its Unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297 (a) of the United States Internal Revenue Code of 1986, as amended; or

(xiv)that such sale is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Section 3.12 of the Trust Agreement provides that “[i]n the event that any contract to purchase any Contract Security is not consummated in accordance with its terms (such Contract Security being herein referred to as a “Failed Contract Security”), the Depositor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Depositor out of funds held by the Trustee pursuant to Section 3.03.”

Forms N-8A and N-8B-2 - Comment 8

Disclosure in this section indicates that Form N-8A has been filed, when it has not.  Please correct this omission.

Response to Comment 8

Form N-8A for Incapital Unit Trust (811-22581) as filed with the Commission on July 12, 2011.

General - Comment 9

Please provide all disclosure required by Items 14-24 of Form N-8B-2.  See Instruction 1 (a) to Form S-6.

Please consider paginating amendments to this filing.

Vincent J. Di Stefano
April 20, 2012

Response to Comment 9

Item 14 - The “Organization” and “Units” sections of the prospectus describe the procedure with respect to the issuance and authentication of the Trust's securities.  Also, Sections 2.01, 2.02 and 2.03 of the Trust Agreement also describe these procedures.

Item 15 - The “Buying Units” section of the prospectus describes the procedure with respect to the receipt of payments from purchasers of the Trust's securities and the handling of the proceeds thereof.

Item 16 - The “Organization,” “Changes to Your Portfolio” and “Replacement Securities” sections of the prospectus also provide information regarding the acquisition  and disposition of underlying securities.  Sections 2.01, 2.03 and 3.07 of the Trust Agreement describe the procedures with respect to the acquisition of underlying securities and the disposition thereof.

Item 17 -  (a) The “Selling Units” section in the prospectus describes the procedure with respect to redemption by unitholders.

(b) Incapital, the Sponsor of the Trust, currently intends to repurchase units from unitholders who want to redeem their units.   These redemptions will generally be at redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units.  The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason.  If the Sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the Trustee.

(c) Incapital intends to, but is not obligated to, maintain a secondary market for units.  Incapital may buy units from unitholders at the current price which is based on their net asset value.  Incapital may then resell the units to other investors at the public offering price or redeem them for the redemption price.

Item 18 -  (a) The “Distribution to Unitholders” section of the prospectus describes the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the Trust.  Section 3.05(b) of the Trust Agreement also describes the procedures with respect to distributions to unitholders.

(b) The “Dividend Reinvestment Plan” section of the prospectus describes the procedures with respect to the reinvestment of distributions.  Section 3.05(b) of the Trust Agreement also describes the procedures with reinvestment of distributions.

Vincent J. Di Stefano
April 20, 2012

(c) The “Distribution to Unitholders” section of the prospectus and Section 3.04 of the Trust Agreement describe the Trust’s Reserve Account.

(d)  As this Trust is a new trust and has not yet begun operations, this item is not applicable.

Item 19 -  As described the “The Trustee” section of the prospectus, the Trustee shall keep records of all transactions at its office.  Such records shall include the name and address of, and the number of units held by, every unitholder of the Trust.  Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation.  The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the Trust.  Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the Trust.

Item 20 - (a) As described in the “Amending the Trust Agreement” section of the prospectus, the Sponsor and the Trustee can change the Trust Agreement without unitholder consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect the unitholder’s interest (as determined by the Sponsor and the Trustee).  The Sponsor cannot change this agreement to reduce a unitholder’s interest in the Trust without unitholder consent.  Investors owning two-thirds of the units in the Trust may vote to change the trust agreement.  Section 9.01 of the Trust Agreement provides for amendments to such Trust Agreement.

(b) As described in the “Termination of the Trust” section of the prospectus, the Trust Agreement and each Trust created hereby shall terminate upon the maturity, redemption, sale or other disposition as the case may be of the last Security held in such Trust hereunder unless sooner terminated.  Section 9.02 of the Trust Agreement provides for the termination of such Trust Agreement.

(c) As described in the “The Trustee” section of the prospectus, under the Trust Agreement, the Trustee or any successor Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.  Section 7.05 of the Trust Agreement provides for the removal or resignation of the Trustee.

(d) As described in the “The Trustee” section of the prospectus, the Sponsor upon receiving notice of such resignation is obligated to appoint a successor Trustee promptly.  If, upon such resignation, no successor Trustee has been appointed and has accepted the

Vincent J. Di Stefano
April 20, 2012

appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor.  The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor Trustee as provided in the Trust Agreement.  Section 7.05 of the Trust Agreement provides for the appointment of a successor Trustee.

(e) and (f)  As described in the “The Sponsor” section of the prospectus, if at any time the Depositor shall resign or fail to perform any of its duties under the Trust Agreement or shall become incapable of acting and shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may: (i) appoint a successor Depositor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein, or (iii) continue to act as Trustee without terminating the Trust Agreement.  Section 3.10 of the Trust Agreement provides for the succession of the Depositor.

Item 21 - (a) This item is not applicable.

(b)  This item is not applicable.

(c)  This item is not applicable.

Item 22 - As described in the “Limitations on Liability” section of the prospectus, the Depositor is liable for the performance of their obligations arising from their responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct.  The Depositor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.  The Trust Agreement provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys from Securities except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities.  In the event that the Depositor has failed to act, the Trustee may act and shall not be liable for any action taken by it in good faith.  The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the income thereon.  In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the act or receipt thereof.  The Trust Agreement provides that the determinations made by the Evaluator shall be in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the

Vincent J. Di Stefano
April 20, 2012

Trustee or unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

Item 23 - No bonding arrangement exists for individual officers, directors or employees of the Trust, including the amount of coverage and the type of bond.

Item 24 - This item is not applicable.

General - Comment 10

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to Comment 10

Incapital Unit Trust has filed the following exemptive applications:

Fund of Funds Exemptive application (812-13922)

•Initial filed on 7/12/11

•Amendment no. 1 filed on 9/27/11

•Amendment no. 2 filed on 9/29/11

•Notice given on 9/30/11 (IC-29828)

•Order given on 10/26/11 (IC-29850)

UIT Exemptive application (812-13921)

•Initial filed on 7/12/11

•Amendment no. 1 filed on 12/2/11

•Amendment no. 2 filed on 1/13/12

•Notice given on 1/24/12 (IC-29924)

•Order given on 2/21/12 (IC-29949)

Vincent J. Di Stefano
April 20, 2012

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren